November 5, 2024

David M. Cote
Chief Executive Officer
Resolute Holdings Management, Inc.
445 Park Avenue, Suite 15F
New York, NY 10022

       Re: Resolute Holdings Management, Inc.
           Draft Registration Statement on Form 10
           Submitted October 4, 2024
           CIK No. 0002039497
Dear David M. Cote:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10
Exhibit 99.1 - Preliminary Information Statement
Information Statement Summary
Our Business, page 1

1. Please balance this section by disclosing the lack of Resolute Holdings historical and performance data and that it is expected to initially operate with limited profitability because of the initial resource investment required to build its capabilities.
2. Please briefly substantiate your statement in the second paragraph of this section that
       Mr. Cote is responsible for "delivering" the increase in Vertiv's share price during his term as chairman of the board.
3. Refer to the third paragraph. Please briefly disclose in what ways you aspire to be an
       "industry leading" operations manager.
 November 5, 2024
Page 2

Risk Factors
Regulatory changes or actions may restrict the use, page 21

4. We note statements throughout this risk factor regarding "legal uncertainty"
       concerning crypto assets and that federal regulators and the courts "are still developing their frameworks" concerning crypto assets. This disclosure is not appropriate considering well-established legal tests in U.S. Supreme Court case law and Commission and staff reports, orders, and statements providing guidance on when a crypto asset may be offered and sold as a "security" under the U.S. federal securities laws. Please revise your risk factor discussion accordingly.
If tariffs and other restrictions, page 27

5. Please place this risk factor in context by quantifying, to the extent material, the impact of tariffs on CompoSecure revenues and results of operations. Following the Spin-Off, we could incur substantial additional costs, page 34

6. Please quantify the accrued and anticipated costs to implement the IT and other infrastructure described in this risk factor.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 1: Basis of Presentation, page 50

7. Please provide us your detailed analysis supporting your assertion that Resolute
       Holdings is required to consolidate the financial statements of CompoSecure under
       U.S. GAAP after the contemplated spin-off transaction. In your response, please reference for us the specific provisions of the authoritative literature you used to support your position.
The Business of CompoSecure
Consumer Products, page 66

8. We note your disclosure regarding the security of the Arculus Cold Storage Wallet.
       Please discuss the extent to which the firmware and hardware underlying the Arculus
       Cold Storage Wallet is subject to internal or third party security audits.
9. Refer to the last full paragraph on page 66. Please tell us the specific digital assets currently supported by the Arculus Cold Storage Wallet. Also discuss in greater detail the scope and timeframe to increase the number and type of digital assets supported.
10. Refer to the first full paragraph on page 67. Please identify the third-party liquidity providers with whom you have arrangements and briefly describe the criteria you consider when determining to engage an additional liquidity provider.
11. Please disclose who bears the risk of loss during the transaction cycles for digital asset purchases or swaps and peer-to-peer and send & receive transfers using the Arculus
       Cold Storage Wallet.
 November 5, 2024
Page 3
Clients, page 68

12.    Please substantiate that CompoSecure   s premium metal payment cards are
a "proven
       value proposition."
Management's Discussion and Analysis of Financial Condition and Resultes of Operations
Non-GAAP Financial Measures, page 83

13. We note CompoSecure's income tax expense adjustment to derive the "adjusted net income before adjustments" subtotal in deriving "adjusted net income" and related per share amounts. Please address the following:
           Revise the introductory paragraph to explain the rationale behind the presentation of adjusted net income and related per share amounts. In this regard, confirm for us if true, that CompoSecure includes a full tax provision in adjusted net income and includes CompoSecure Class B common stock in calculating the per share amounts to remove the impact of its historical Up-C structure.
           As CompoSecure's "income tax expense" adjustment line item is isolated from the other non-GAAP adjustments by the "adjusted net income before adjustments"
           subtotal, it is unclear whether it includes only the tax impact on GAAP income before income taxes if it had no noncontrolling interests associated with its Up-C structure or whether the adjustment also includes the tax impact of its other non-
           GAAP adjustments in deriving adjusted net income. Revise footnote
(1) to clarify
           and, if appropriate, consider revising the presentation to group the income tax adjustment with the other adjustments and remove the intervening subtotal.
       This comment also applies to CompoSecure's non-GAAP financial measures disclosure for the annual periods reflected in your submission beginning on page 89.
14.    Please tell us why CompoSecure does not include:
           The change in fair value of the derivative liability associated with its convertible notes redemption make-whole provision as a non-GAAP adjustment in deriving adjusted net income when it includes that derivative liability as an adjustment in deriving adjusted EBITDA; nor
           The effect of the Exchangeable Notes on the shares outstanding in its diluted adjusted net income per share.
Offer Letters of Our Executive Officers, page 106

15. Please file the offer letter with each of the identified executive officers that you will assume in connection with the spin-off as an exhibit to your registration statement.
Security Ownership of Certain Beneficial Owners and Management, page 113

16. Please identify the natural persons with voting or dispositive control over the shares held by Resolute Compo Holdings.
 November 5, 2024
Page 4
Notes to Consolidated Financial Statements
Note 7: Debt
Exchangeable Senior Notes, page F-21

17. Regarding the sentence immediately after anti-dilution adjustment "e" on page F-22, please address the following, with reference to section 14.05(e) of the Exchangeable
       Notes Indenture provided as Exhibit 10.7 to CompoSecure's Form 8-K filed on
       December 29, 2021:
           Revise the disclosure to clarify that the sentence relates only to the provisions in adjustment "e" and not all five potential adjustments.
           Revise the sentence to be consistent with that in section 14.05(e) of the Indenture in that it currently implies that a downward adjustment will only be made when a tender or exchange offer is announced and not consummated, which is inconsistent with the last sentence in section 14.05(e).
       This comment also applies to the same sentence in CompoSecure's interim financial statements on page F-54.
Note 10: Equity Compensation
Earnout Consideration, page F-31

18. We note that CompoSecure's earnout consideration grants certain equity holders of
       Holdings the contingent right to receive additional shares of its Class A common stock or additional equity units in Holdings and a corresponding number of shares of its Class B common stock. We also note from CompoSecure's disclosure in its August
       7, 2024, August 9, 2024 and September 17, 2024 Forms 8-K that the private transactions with Resolute resulted in the elimination of its dual-class structure, but we note no discussion in those filings or related exhibits that discuss the impact of those transactions on its earnout obligation. Please revise your disclosure, here or elsewhere as deemed appropriate, to indicate whether and, if so, how CompoSecure's earnout obligation changed as a result of the Resolute transactions
       closing on September 17, 2024. Explain whether the contingent obligation is now payable only in Class A common stock or whether it no longer exists.

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   John C. Kennedy